

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2024

David J. Gladstone
Chairman and Chief Executive Officer
Gladstone Commercial Corporation
1521 Westbranch Drive, Suite 100
McLean, VA 22102

> **Re: Gladstone Commercial Corporation**
> **Registration Statement on Form S-3**
> **Filed March 13, 2024**
> **File No. 333-277877**

Dear David J. Gladstone:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Abby E. Brown, Esq.